SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from...........to...........
Commission file number: (1-13888)

GRAFTECH INTERNATIONAL HOLDINGS INC.
SAVINGS PLAN
(Full title of the plan)

GRAFTECH INTERNATIONAL LTD.
(Name of issuer of the securities held pursuant to the plan)
12900 Snow Road, Parma, Ohio 44130
(Address of principal executive office)

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Note: Other supplemental schedules not included have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator
GrafTech International Holdings, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of GrafTech International Holdings, Inc. Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of GrafTech International Holdings, Inc. Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ GRANT THORNTON LLP

Cleveland, Ohio
June 21, 2013

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2012	2011
ASSETS:
Investments, at fair value	152,518,936	144,503,485
Receivables:
Notes receivable from participants	3,001,992	3,077,126
Participant contributions	21,363	186,158
Company contributions	207,845	332,258
Total receivables	3,231,200	3,595,542

Net assets reflecting investments at fair value	155,750,136	148,099,027
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,548,000)	(2,395,292)
Net assets available for benefits	153,202,136	145,703,735
See accompanying notes to Financial Statements.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012
ADDITIONS:
Investment income:
Interest	1,141,156
Dividends	2,209,519
Net appreciation in fair value of investments	982,335
4,333,010
Interest income on notes receivable from participants	110,574
Contributions:
Participants	9,709,757
Company	4,132,112
13,841,869

Total additions	18,285,453

DEDUCTIONS:
Benefits paid to participants	10,765,274
Administrative expenses	21,778
Total deductions	10,787,052

Net increase	7,498,401
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	145,703,735
End of year	153,202,136
See accompanying notes to Financial Statements.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012

(1)	Description of the Plan
The following brief description of the GrafTech International Holdings Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.
General
The Plan is a 401(a), 401(k) and Roth 401(k) savings vehicle and a defined contribution retirement plan available to all regular employees of GrafTech International Holdings Inc. and participating affiliate companies (collectively, the “Company”). Employees are eligible to participate in the Plan upon the first day of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan adopted a Vanguard prototype plan effective November 17, 2011 with no changes to the Plan’s provisions.
The Company is a wholly owned subsidiary of GrafTech International Ltd. (GTI) through which the Company conducts most of its United States operations. GTI is a publicly traded company whose common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol “GTI”.
As of January 1, 2011, eligible employees from GrafTech USA LLC (formerly C/G Electrodes LLC) and Seadrift Coke L.P., two companies acquired by the Company in 2010, became eligible to participate in the Plan, with prior service with C/G Electrodes LLC and Seadrift Coke L.P. recognized for purposes of vesting under this Plan. The Seadrift Coke L.P. plan merged into the Plan on March 31, 2011 transferring $9,421,899 of cash and $476,538 of loans receivable into the Plan. The C/G Electrodes, LLC plan merged into the Plan on April 14, 2011 transferring $5,405,843 of cash and $74,302 of loans receivable into the Plan.
On February 9, 2011 and October 31, 2011, the Company purchased substantially all of the assets and certain liabilities of Micron Research Corporation and Fiber Materials, Inc., respectively. Eligible employees of these companies who joined the Company became eligible to participate in the Plan upon commencement of employment with the Company.
Contributions
Participating employees can contribute 1% to 50% of their compensation into the Plan as pre-tax, after-tax and or Roth contributions. The Company contributes on behalf of each participating employee a matching contribution equal to 100% of the participant’s contributions up to 3% of eligible compensation and 50% of contributions up to another 2% of eligible compensation. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contributions plans. The Company also makes a retirement contribution on behalf of eligible participants in the amount of 1% of eligible compensation. Eligible compensation includes overtime and variable cash compensation . Company matching contributions are made in units of the GrafTech International Ltd. Common Stock Fund and are credited to each individual’s account as a contribution to the GrafTech International Ltd. Common Stock Fund. Participants are not required to keep the Company matching contributions in the GrafTech International Ltd. Common Stock Fund. The day after a Company contribution is credited to the participant’s account, the money can be transferred to any of the Plan’s other investment options, subject to the GrafTech “Securities Law and Insider Trading Compliance Policy”.
All new employees that become eligible to participate in the Plan are automatically enrolled at a 5% deferral of eligible pre-tax compensation contributed to the Plan in an investment option designated by the Administrative Committee. If the employee does not wish to participate in the Plan, the employee must elect not to participate. Contributions are subject to applicable Internal Revenue Code limitations.
Participant Accounts
Participants direct the investment of their accounts into the various investment options offered by the Plan. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) fund earnings or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes Receivable from Participants
Participants may borrow from their accounts varying amounts between a minimum of $1,000 and a maximum equal to the lesser of (1) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the participant’s vested account balance. All loans must have a definite repayment schedule, which provides for principal and interest payments to be made ratably through payroll deductions over a period not to exceed five years, except for primary residence loans that may be repaid over a period not to exceed thirty years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on current lending rates at the time the loan is originated. Interest rates ranged from 3.25%

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012

to 9.25% as of December 31, 2012 and 2011. As of December 31, 2012 and 2011, notes receivables from participants aggregated $3,001,992 and $3,077,126, respectively.
Vesting
Participants are vested immediately in their contributions (both before-tax and after-tax), Company matching contributions and any related investment earnings. There is a three year “Cliff Vesting” in the retirement contribution and any related investment earnings credited on or after January 1, 2007.
Payment of Benefits
Upon termination of service due to death, disability or retirement and under specific situations of financial hardship, a participant or beneficiary will be paid the value of the participant’s vested interest in his or her account as a lump-sum amount or in installments. The terminated participant must take an immediate payment or rollover to an IRA if his or her combined account balance is $1,000 or less. For an immediate payment, all the terminated participant’s investments will be sold, and he or she will receive a check for the entire value of his or her account. If the terminated participant has money invested in units of the GrafTech International Ltd. Common Stock Fund, he or she may elect to receive that portion of his or her account in stock or cash. If the terminated participant has a balance greater than $1,000 but less than $5,000, unless they elect otherwise, the balance is automatically rolled over into an individual retirement account held with the Vanguard Group 60 days after the date of termination. If the terminated participant has a balance more than $5,000 in the Plan, he or she may leave their money in the Plan until the April 1st following the year in which they reach age 70 1/2. The Internal Revenue Service (“IRS”) requires that participants begin making periodic withdrawals no later than April 1st of the year following the year in which he or she reaches age 70 1/2.
Forfeited Accounts
Balances in non-vested forfeited accounts are used to reduce employer contributions. For the year ended December 31, 2012 employer contributions were reduced by $25,940 from non-vested forfeited accounts. As of December 31, 2012 and 2011 all forfeited funds were used to reduce employer contributions and no balances remained.
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in the Company’s retirement contribution.
Administrative expenses
The Company pays the majority of administrative expenses of the Plan, such as fees for record keeping, enrollment outsourcing, legal work, investment consulting and compliance testing. Any administrative expenses not paid by the Company are paid from the Plan assets.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
New Accounting Standards Adopted
In May 2011, the Financial Accounting Standards Board issued guidance clarifying how to measure and disclose fair value. The guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. This guidance was adopted for the year ending December 31, 2012. See Footnote 3 "Fair Value Measurements".

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Payment of Benefits
Benefit payments are recorded when paid.

(3)	Fair Value Measurements
Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by accounting principles generally accepted in the United States of America (GAAP), that draws a distinction between market participant assumptions based on (i) observable inputs such as unadjusted quoted prices in active markets (Level 1), (ii) quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means (Level 2) and (iii) inputs that are unobservable and significant to the fair value measurement (Level 3).
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
There have been no changes in the fair value methodologies used at December 31, 2012 and 2011. Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2012 and 2011.
Shares of registered investment companies, commonly referred to as mutual funds, are valued at the quoted net asset value (NAV) of shares held by the Plan and have been determined to be Level 1 investments. The collective trust is valued at the NAV of the fund which is based on the fair value of the underlying investments and have been determined to be a Level 3 investment. GrafTech International Ltd. common stock is valued at the closing price on the New York Stock Exchange and has been determined to be a level 1 investment. The money market funds are valued at quoted market prices in an exchange and active markets and have been determined to be level 1 investments.
Level 3 investment valuations include inputs that are unobservable and significant to their valuation. The Retirement Administrative Committee monitors the investments of the underlying trust and annually receives and reviews audited financial statements. Management utilizes these audited financial statements to determine the reasonableness of our investment valuation as of the end of each reporting period.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012

As of December 31, 2012, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Value funds	$8,700,627	$—	$—	$8,700,627
Blended funds	56,710,624	—	—	56,710,624
Growth funds	11,303,248	—	—	11,303,248
Bond funds	7,892,041	—	—	7,892,041
Total mutual funds	84,606,540	—	—	84,606,540
Collective trust (a)	—	—	50,613,499	50,613,499
GrafTech International Ltd. Common Stock	17,152,897	—	—	17,152,897
Money market funds	146,000	—	—	146,000
Total Assets at Fair Value	$101,905,437	$—	$50,613,499	$152,518,936

As of December 31, 2011, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Value funds	$8,105,928	$—	$—	$8,105,928
Blended funds	47,821,844	—	—	47,821,844
Growth funds	10,387,127	—	—	10,387,127
Bond funds	5,950,991	—	—	5,950,991
Total mutual funds	72,265,890	—	—	72,265,890
Collective trust (a)	—	—	51,727,047	51,727,047
GrafTech International Ltd. Common Stock	20,390,258	—	—	20,390,258
Money market funds	120,290	—	—	120,290
Total Assets at Fair Value	$92,776,438	$—	$51,727,047	$144,503,485

(a)
The collective trust (Trust) seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high-quality bonds and bond mutual funds owned by Vanguard Fiduciary Trust Company on behalf of the trust.

Level 3 – Gains and Losses
Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2012 were as follows:

Collective Trust Fund
Balance at January 1, 2012	$51,727,047
Purchases	10,759,150
Sales	(12,025,406)
Change in unrealized gains	152,708
Balance at December 31, 2012	$50,613,499
Collective Trust Fund
The Vanguard Retirement Savings Trust (the “Trust”) is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Investment contracts include traditional Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs) and wrapper contracts. GICs are valued based on estimated fair value, computed using

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012

discounted cash flows. SICs are valued based on the aggregate market value of the applicable bond trusts, mutual funds and other investments. Wrapper contracts are valued at estimated fair value based on a replacement cost approach.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value daily without any redemption notice or restrictions. Plan level initiated transactions require a twelve month redemption notice in order to withdrawal at full book value. Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value. There were no unfunded commitments as of December 31, 2012 and 2011. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals. As provided by U.S. GAAP, an investment contract is valued at fair value and then adjusted to contract value, to the extent it is fully benefit-responsive.
The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2012, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

(4)	Investments
Investments that represent 5% or more of the Plan’s net assets at either December 31, 2012 or 2011 are as follows:

	As of December 31,
	2012	2011
Vanguard Retirement Savings Trust, at contract value (fair value $50,613,499 and $51,727,047, respectively)	$48,065,499	$49,331,755
Vanguard 500 Index Fund	12,057,757	11,118,488
Vanguard PRIMECAP Fund	9,934,442	9,252,578
Vanguard Total Bond Market Index Fund	7,892,041	5,950,991
GrafTech International Ltd. Common Stock	17,152,897	20,390,259
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

For the year ended December 31, 2012
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$7,538,671
GrafTech International Ltd. Common Stock	(6,556,336)
$982,335

(5)	Tax Status
The IRS has determined and informed the Company by letters dated September 16, 2003, and November 17, 2011 that the Plan and amendments to the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
The Vanguard prototype plan has been determined to be in accordance with the IRC by an IRS opinion letter dated March 31, 2008.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administration has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2012

to routine audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Related-Party Transactions
Certain Plan investments are shares of a collective trust fund and registered investment companies managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in GrafTech International Ltd. common stock. GTI is the public parent company and the issuer of the publicly traded common stock held within the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
The Plan held 1,938,758 and 1,583,116 shares of GrafTech International Ltd. common stock at December 31, 2012 and 2011, respectively, representing 11% and 14%, respectively, of the total net assets of the Plan.

(7)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN #06-1249029 Plan #002
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment Including maturity date, rate of interest, collateral par or maturity value	(e) Current value
	American Funds EuroPacific Growth Fund	Registered investment company	$5,085,878
	Artisian Mid Cap Value Fund	Registered investment company	1,566,050
	Harbor Mid Cap Growth Fund	Registered investment company	566,969
	ICM Small Company Portfolio Fund	Registered investment company	4,889,879
*	Vanguard 500 Index Fund	Registered investment company	12,057,757
*	Vanguard PRIMECAP Fund	Registered investment company	9,934,442
*	Vanguard Target Retirement 2010 Fund	Registered investment company	2,894,033
*	Vanguard Target Retirement 2015 Fund	Registered investment company	7,061,694
*	Vanguard Target Retirement 2020 Fund	Registered investment company	7,365,024
*	Vanguard Target Retirement 2025 Fund	Registered investment company	3,887,866
*	Vanguard Target Retirement 2030 Fund	Registered investment company	3,870,880
*	Vanguard Target Retirement 2035 Fund	Registered investment company	2,633,653
*	Vanguard Target Retirement 2040 Fund	Registered investment company	1,501,430
*	Vanguard Target Retirement 2045 Fund	Registered investment company	1,320,361
*	Vanguard Target Retirement 2050 Fund	Registered investment company	779,982
*	Vanguard Target Retirement 2055 Fund	Registered investment company	92,581
*	Vanguard Target Retirement Income	Registered investment company	3,269,606
*	Vanguard Total Bond Market Index Fund	Registered investment company	7,892,041
*	Vanguard Value Index Fund	Registered investment company	7,134,577
	Wells Fargo Advantage Small Cap Growth Fund	Registered investment company	801,837
*	Vanguard Retirement Savings Trust	Collective Trust	50,613,499
*	GrafTech International Ltd. Common Stock	Common Stock	17,152,897
*	Vanguard Prime Money Market	Money Market Fund	63,339
*	VGI Prime Money Market	Money Market Fund	82,661
*	Participant loans	Interest rates ranging from 3.25% to 9.00%	3,001,992
			$155,520,928

*	Indicates party-in-interest to the Plan.
Column (d), “Cost”, is not applicable as all investments are participant directed

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GrafTech International Holdings Inc.

Date: June 21, 2013	By:	/s/ Lindon G. Robertson
Lindon G. Robertson
Vice President and Chief Financial Officer
GRAFTECH INTERNATIONAL LTD.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP